==============================================================================
                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               ------------

                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                                    and

                               SCHEDULE 13D
                 under the Securities Exchange Act of 1934
                             (Amendment No. 3)



                         ARV ASSISTED LIVING, INC.
                         (Name of Subject Company)

                            EMERITUS CORPORATION

                                   and

                                EMAC CORP.
                                 (Bidder)

                   COMMON STOCK, NO PAR VALUE PER SHARE
        (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                      (Title of Class of Securities)

                               ------------

                                 00204C107
                              (CUSIP Number)

                           RAYMOND R. BRANDSTROM
                           EMERITUS CORPORATION
                            3131 ELLIOT AVENUE
                                 SUITE 500
                        SEATTLE, WASHINGTON  98121
                         Telephone: (206) 298-2909
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
                  and Communications on Behalf of Bidder)

                                Copies to:

       PHILLIP R. MILLS, ESQ.              MICHAEL STANSBURY, ESQ.
        Davis Polk & Wardwell                   Perkins Coie
        450 Lexington Avenue                  1201 Third Avenue
      New York, New York 10017                   Suite 4000
      Telephone: (212) 450-4000           Seattle, Washington 98101
                                          Telephone: (206) 583-8888

                         CALCULATION OF FILING FEE
       Transaction valuation*             Amount of filing fee**
    ----------------------------       ----------------------------
            $297,821,195                        $59,564.24

*  Based upon $17.50 cash per share for 17,018,354 shares.

** 1/50 of 1% of Transaction Valuation.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.
==============================================================================


-------------------
CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     Emeritus Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     WA

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     7%

10   TYPE OF REPORTING PERSON

     CO


-------------------
CUSIP No. 00204C107
-------------------

1    NAMES OF REPORTING PERSONS

     EMAC Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [X]
                                                        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     1,077,200

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
     EXCLUDES CERTAIN SHARES                                [X]

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     7%

10   TYPE OF REPORTING PERSON

     CO


               Item 1. Security and Subject Company

               (a) The name of the subject company is ARV Assisted Living, Inc., a California corporation (the "Company"), and the address of its principal executive offices is 245 Fisher Avenue, Suite D-1, Costa Mesa, CA 97626.

               (b) The class of securities to which this statement relates is the Common Stock, no par value per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of July 14, 1997, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the Common Stock and Rights are referred to collectively herein as the "Shares"). The information set forth in the Introductory Section and Section 1 of the Offer to Purchase (the "Offer to Purchase") annexed hereto as Exhibit 1 is incorporated herein by reference.

               (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

               Item 2. Identity and Background

               (a)-(d); (g) The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of EMAC Corp., a Delaware corporation (the "Purchaser"), and Emeritus Corporation, a Washington corporation ("Emeritus"), and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

               (e)-(f) During the last five years, none of the Purchaser or Emeritus or, to the best of the Purchaser's knowledge, any of the directors or executive officers of the Purchaser or Emeritus has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

               Item 3. Past Contacts, Transactions or Negotiations with the Subject Company

               (a)-(b) The information set forth in the Introduction and Section l0 of the Offer to Purchase is incorporated herein by reference.

               Item 4. Source and Amount of Funds or Other Consideration

               (a)-(b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

               Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder

               (a)-(g) The information set forth in the Introduction and Sections 11 and 13 of the Offer to Purchase is incorporated herein by reference.

               Item 6. Interest in Securities of the Subject Company

               (a)-(b) The information set forth in the Introduction, Section 10 of the Offer to Purchase is incorporated herein by reference.

               Item 7. Contracts, Arrangements, Understandings or
                       Relationships with Respect to the Subject Company's Securities

               The information set forth in the Introduction and Section 10 of the Offer to Purchase is incorporated herein by reference.

               Item 8. Persons Retained, Employed or to be Compensated

               The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

               Item 9. Financial Statements of Certain Bidders

               The information set forth in Section 8 of the Offer to Purchase is incorporated herein by reference.

               Item 10. Additional Information

               (a) Not applicable.

               (b)-(c) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

               (d) The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

               (e) The information set forth under Section 15 of the Offer to Purchase is incorporated herein by reference. See Exhibit (g).

               (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

               Item 11. Material to be Filed as Exhibits

               (a)(l)  Offer to Purchase, dated December 19, 1997.

               (a)(2) Letter of Transmittal with respect to the Shares and Rights (including IRS Guidelines for Certification of Taxpayer
Identification Number on Substitute Form W-9).

               (a)(3) Letter, dated December 19, 1997, from Deutsche Morgan Grenfell to brokers, dealers, banks, trust companies and nominees.

               (a)(4) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.

               (a)(5)  Notice of Guaranteed Delivery.

               (a)(6)  Press Release, dated December 19, 1997.

               (a)(7)  Form of summary advertisement, dated December 19, 1997.

               (b) Highly confident letter from Northstar Capital Partners, L.L.C. dated December 9, 1997.

               (c) None.

               (d) None.

               (e) Not applicable.

               (f) None.

               (g) (1) Complaint in Emeritus Corporation v. ARV Assisted Living, Inc., David P. Collins, John A. Booty, R. Bruce Andrews, James
M. Peters, Maurice J. DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth M. Jacobs, Murry N. Gunty and Howard G. Phanstiel filed on December 9, 1997 in Superior Court for the State of California for the County of Orange, Case No. 787788.

               (g) (2)   Stipulation Pursuant to Section 2021 of the Code
of Civil Procedure Modifying Discovery Procedures.



                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 1997


                               EMERITUS CORPORATION


                               By: /s/ Raymond R. Brandstrom
                                  -----------------------------------
                                  Name: Raymond R. Brandstrom
                                  Title: President

                               EMAC Corp.


                               By: /s/ Raymond R. Brandstrom
                                  -----------------------------------
                                  Name: Raymond R. Brandstrom
                                  Title: President



                             INDEX TO EXHIBITS

  EXHIBIT                                                                                     SEQUENTIALLY
  NUMBER                                         EXHIBIT                                      NUMBERED PAGE
----------      -------------------------------------------------------------------------     -------------
(a)(1)          Offer to Purchase, dated December 19, 1997...............................
(a)(2)          Letter of Transmittal with respect to the Shares and Rights
                (including IRS Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9)............................ ..............
(a)(3)          Letter, dated December 19, 1997, from Deutsche Morgan Grenfell to brokers, dealers, banks, trust companies and nominees....................
(a)(4)          Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients................................................
(a)(5)          Notice of Guaranteed Delivery............................................
(a)(6)          Press Release, dated December 19, 1997...................................
(a)(7)          Form of summary advertisement, dated December 19, 1997...................
(b)             Highly confident letter from Northstar Capital Partners, L.L.C. dated
                December 9, 1997.........................................................
(c)             None.....................................................................
(d)             None.....................................................................
(e)             Not applicable...........................................................
(f)             None.....................................................................
(g) (1)         Complaint in Emeritus Corporation v. ARV Assisted Living, Inc., David P.
                Collins, John A. Booty, R. Bruce Andrews, James M. Peters, Maurice J.
                DeWald, John J. Rydzewski, Robert P. Freeman, Kenneth M. Jacobs, Murry N.
                Gunty and Howard G. Phanstiel filed on December 9, 1997 in Superior Court for the State of California for the County of Orange, Case No. 787788....
(g) (2)         Stipulation Pursuant to Section 2021 of the Code of Civil Procedure Modifying
                Discovery Procedures.....................................................
